[DUCOMMUN INCORPORATED LETTERHEAD]

January 18, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Max A. Webb

Re:	Ducommun Incorporated
Registration Statement on Form S-4, as amended (File No. 333-177231)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ducommun Incorporated, a Delaware corporation (the “Company”), on behalf of itself and the other co-registrants listed on the above referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), hereby respectfully requests that the effective time of the Registration Statement be accelerated to 9:00 a.m., Eastern Time, on January 20, 2012 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours, Ducommun Incorporated

By:	/s/ James S. Heiser
James S. Heiser
Vice President, General Counsel and Secretary

cc:	Dhiya El-Saden, Gibson, Dunn & Crutcher LLP